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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CITIZENS FIRST BANCORP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
17461R106
(CUSIP Number)
February 1, 2006
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))
Page 1 of 9 Pages

CUSIP No. 17461R106

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.; Tax I.D. No.: 36-3160361
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 400,387
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 400,387
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,387(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 8,451,014 shares outstanding as of November 2, 2005.

Page 2 of 9 Pages

CUSIP No. 17461R106

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamco Thrift Partners Limited Partnership; Tax I.D. No.: 36-4093981
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 26,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 26,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percent ownership calculated is based upon an aggregate of 8,451,014 shares outstanding as of November 2, 2005.

Page 3 of 9 Pages

CUSIP No. 17461R106

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John L. Keeley, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 17,629
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 17,629
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,629(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 8,451,014 shares outstanding as of November 2, 2005.

Page 4 of 9 Pages

CUSIP No. 17461R106

Item 1(a).	Name of Issuer:

Citizens First Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

525 Water Street Port Huron, Michigan 48060

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:

(i)	Keeley Asset Management Corp.

(ii)	Kamco Thrift Partners Limited Partnership

(iii)	John L. Keeley, Jr.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)-(iii)	401 South LaSalle Street Chicago, Illinois 60605

Item 2(c).	Citizenship:

(i)	Keeley Asset Management Corp. is an Illinois corporation.

(ii)	Kamco Thrift Partners Limited Partnership is an Illinois limited partnership.

(iii)	John L. Keeley, Jr. is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

17461R106

Page 5 of 9 Pages

CUSIP No. 17461R106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

[_]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

[_]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

[_]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[_]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Keeley Asset Management Corp.

(a)	Amount Beneficially Owned: 400,387

(b)	Percent of Class: 4.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 400,387

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 400,387

(iv)	shared power to dispose or to direct the disposition of: -0-

Page 6 of 9 Pages

CUSIP No. 17461R106

Kamco Thrift Partners Limited Partnership

(a)	Amount Beneficially Owned: 26,000

(b)	Percent of Class: 0.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 26,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 26,000

(iv)	shared power to dispose or to direct the disposition of: -0-

John L. Keeley, Jr.

(a)	Amount Beneficially Owned: 17,269

(b)	Percent of Class: 0.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 17,269

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 17,269

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Page 7 of 9 Pages

CUSIP No. 17461R106

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KAMCO THRIFT PARTNERS LIMITED PARTNERSHIP
By: Keeley Asset Management Corp., General Partner
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
/s/ John L. Keeley, Jr.
John L. Keeley, Jr.

Page 8 of 9 Pages

CUSIP No. 17461R106

EXHIBIT 1

        AGREEMENT dated as of February 10, 2006 by and among Keeley Asset Management Corp., an Illinois corporation, Kamco Thrift Partners Limited Partnership, an Illinois limited partnership, and John L. Keeley, Jr.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Keeley Asset Management Corp., Kamco Thrift Partners Limited Partnership and John L. Keeley, Jr. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Citizens First Bancorp, Inc., and hereby further agree that said Statement shall be filed on behalf of Keeley Asset Management Corp., Kamco Thrift Partners Limited Partnership and John L. Keeley, Jr. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Citizens First Bancorp, Inc.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KAMCO THRIFT PARTNERS LIMITED PARTNERSHIP
By: Keeley Asset Management Corp., General Partner
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
/s/ John L. Keeley, Jr.
John L. Keeley, Jr.

Page 9 of 9 Pages